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July 24, 2015 VIA EDGAR Amanda Ravitz Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	LivaNova PLC, Amendment No. 2 to Registration Statement on Form S-4, Filed July 13, 2015 (File No. 333-203510)

Dear Ms. Ravitz:

On behalf of LivaNova PLC (“Holdco”), Sorin S.p.A. (“Sorin”) and Cyberonics, Inc. (“Cyberonics”), we submit this letter in response to the comment contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 21, 2015, related to Amendment No. 2 to the Registration Statement on Form S-4 of Holdco referred to above (the “Second Amended Registration Statement”), filed on July 13, 2015.

For your convenience, we have repeated the comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below.

Staff Comment

Security Ownership of Certain Beneficial Owners and Management, page 358

1.	We note your response to prior comment 2; however, the natural person or persons who hold or share investment control over the shares held by Brown Capital Management, LLC, Renaissance Technologies LLC and The Vanguard Group, Inc. have not been identified. Please revise or advise.

Response:

Instruction 3 of Item 403 of Regulation S-K (“Item 403”) provides that a registrant may “rely upon information set forth in such statements [filed pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934] unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” Holdco respectfully advises the Staff that, in accordance with Instruction 3 of Item 403, in compiling the ownership information required by Item 403, Holdco and Cyberonics have relied on the information in the Schedule 13G/As filed with the Commission by Brown Capital Management, LLC (“Brown Capital”), Renaissance Technologies LLC (“Renaissance”) and The Vanguard Group, Inc. (“Vanguard”) on February 5, 2015, February 12, 2015 and February 10, 2015, respectively (the “Schedule 13Gs”) and, as of the date of the filing of the Second Amended Registration Statement and as of the date hereof, neither Holdco nor Cyberonics have reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed by any of those entities and was not. None of Brown Capital, Renaissance or Vanguard disclosed in their respective Schedule 13Gs the natural person or persons who hold or share investment control over the respective shares of Cyberonics attributed to them therein.

July 24, 2015

Without the same being described in the Schedule 13Gs, neither Holdco nor Cyberonics would have reason to know, and they do not know, the nature of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment control over the shares held by Brown Capital, Renaissance or Vanguard, respectively. None of Brown Capital, Renaissance and Vanguard are affiliated with officers or directors of Holdco or Cyberonics. Information regarding the natural person or persons who hold or share investment control over the shares respectively held by such entities therefore rests peculiarly within the knowledge of persons not affiliated with Holdco and Cyberonics and obtaining such information would involve unreasonable effort and expense on the part of Holdco and Cyberonics. Holdco has disclosed the ownership information required by Item 403 that is in its and Cyberonics’ possession and that they were able to acquire without unreasonable effort or expense. Accordingly, Holdco respectfully submits that information regarding the natural person or persons who hold or share investment control over the shares of Cyberonics held by Brown Capital, Renaissance and Vanguard may be omitted under Rule 409 under the Securities Act of 1933.

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We hope that this response adequately addresses the Staff’s comment. Once you have had time to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (212) 906-4616.

Sincerely,

Roderick O. Branch of Latham & Watkins LLP

cc:	Brian Sheridan, LivaNova PLC